February 20, 2009

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs Mobilieres du Quebec
Government of the Northwest Territories
Government of Yukon
Government of Nunavut
The Toronto Stock Exchange

Securities Exchange Commission

Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 21, 2009
RECORD DATE FOR NOTICE:	March 23, 2009
RECORD DATE FOR VOTING:	March 23, 2009
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 23, 2009
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

CIBC MELLON TRUST COMPANY

Denise Bulhoes

Associate Relationship Management

Direct Dial: (416) 643-6176

cc: CDS & Co.

Philippine Depository & Trust Corp.

Depository Trust Company